Mail Stop 3561

March 7, 2007

Mr. Thomas M. Belk, Jr.
Chairman of the Board and
Chief Executive Officer
Belk, Inc.
2801 West Tyvola Road
Charlotte, NC 28217-4500

      Re: Belk, Inc.
               Form 10-K for the Fiscal Year Ended January 28, 2006
               Filed April 13, 2006
               File No. 0-26207

Dear Mr. Belk:

      We have reviewed your response letter filed on February 23, 2007 to our comment letter dated January 17, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2006

Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income, page 32

1. We note your response to comment 2 in our letter dated January 17, 2007. Please consider disaggregating the components of the "Stock compensation granted, net" and "Common stock issued" line items. We believe that presenting gross balances, where practicable, would provide more meaningful information to a reader of your financial statements. Please refer to Rule 3-04 of Regulation S-X.

Note (1) Summary of Significant Accounting Policies

2. We note your response to comment 3 in our letter dated January 17, 2007. It is still unclear to us why your treatment of nonvested shares with performance conditions in your computations of diluted earnings per share complies with the

requirements of paragraphs 30 and 31 of SFAS 128. While we agree that stock grants that vest based solely on continued employment should be included in the computation of diluted earnings per share using the treasury stock method, it appears that the treasury stock method is not applicable to share awards with performance conditions. Rather, it appears those share awards should be reflected in diluted earnings per share as of the beginning of the period (or as of the date of grant if later) only if they meet the criteria contained in paragraph 30 of SFAS 128. Also, it appears that projecting performance levels and including the related contingent shares in diluted earnings per share computations is not permitted by SFAS 128. Refer to Illustration 3 in Appendix C of SFAS 128. Please revise or otherwise tell us how your diluted earnings per share computations comply with paragraphs 30 and 31 of SFAS 128. If you still believe your computations are appropriate, please provide us with illustrative examples of how you reflect the performance based stock awards in your diluted earnings per share computations.

Note (20) Stock-Based Compensation, page 53

3. We note your response to comment 10 in our letter dated January 17, 2007. Please separately present stock based compensation expense as a non-cash charge in your reconciliation of net income to net cash provided by operating activities.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 or William Thompson (Accounting Branch Chief) at (202) 551-3344 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief